Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com

07 October 2011

Sterlite Industries (India) Limited

Production Release for the Second Quarter and

Half Year Ended 30 September 2011

Q2 Highlights

•	Continued production growth in zinc, lead, silver and power

•	Commissioned the 100 ktpa Dariba Lead Smelter

Zinc – India

Mined metal production was 210,000 tonnes in Q2 and 398,000 tonnes in H1, up 2% and 3%, respectively, as compared with the corresponding prior periods, reflecting near normal production at Rampura Agucha following the maintenance shutdown in Q1. Ramp-up of the SK mine is on track to achieve its targeted 2 mtpa capacity by the end of the year.

Refined zinc production was 185,000 tonnes in Q2 and 378,000 tonnes in H1, up 5% and 11%, respectively, primarily due to improved operational performance at our hydro smelters. Refined lead production was 17,000 tonnes in Q2 and 33,000 in H1, up 6% and 6%, respectively, primarily due to volumes from the new 100kt Dariba lead smelter, which was commissioned and capitalized during the quarter.

Silver production was 1.58 million ounces in Q2 and 3.09 million ounces in H1, up 12% and 10%, respectively. The new silver refinery is planned to be commissioned in the current quarter. With the ramp up of the SK mine and commissioning of the refinery, our silver capacity will reach 16 million ounces by the end of FY2011-12.

Zinc – International

Total equivalent zinc-lead production was 114,000 tonnes in Q2 and 233,000 tonnes in H1, down 2% and up 5%, respectively, as compared with the corresponding prior periods. This comprised production of zinc-lead concentrate of 77,000 tonnes MIC in Q2 and 157,000 tonnes MIC in H1 at BMM and Lisheen, and refined zinc production of 37,000 tonnes in Q2 and 76,000 tonnes in H1 at Skorpion.

Sterlite Industries (India) Limited

Production Results for the Second Quarter and Half Year Ended 30 September 2011

Copper

During Q2, the Tuticorin copper smelter produced 87,000 tonnes of copper cathode, 28% higher than the corresponding prior quarter. Production in the prior year period was lower on account of a planned bi-annual maintenance shut-down. During H1, production of copper cathode was up 11% at 161,000 tonnes.

Mined metal production at Australia was 5,000 tonnes in Q2 and 11,000 tonnes in H1.

Construction of the 160MW captive power plant at Tuticorin is in progress and the first unit is scheduled for commissioning in Q4 FY2012. The 400 ktpa copper smelter expansion project at Tuticorin is awaiting approval.

Following the submission of the NEERI (National Environmental Engineering Research Institute) report and comments of the State Government and the State Pollution Control Board, the Supreme Court has reserved its order on interim directions.

Aluminium (BALCO)

Aluminium production at BALCO was 60,000 tonnes in Q2 and 121,000 tonnes in H1 lower by 8% and 5% respectively, as compared with the corresponding prior periods. The Korba smelter continues to operate above its rated capacity. Aluminium costs were higher due to higher coal prices.

The first unit of the BALCO 1,200 MW (4x300 MW) captive power plant is now expected to be synchronised in Q3 FY2011-12 and work on the other units is progressing as planned. The 325 ktpa Korba smelter construction is progressing well and first metal tapping is expected in Q4 FY2011-12

Energy

We sold 1,748 million units of power in Q2 as compared with 463 million units in the corresponding prior quarter. We sold 3,415 million units of power in H1, compared to 943 million units in the corresponding prior period. The significant increase was mainly due to power sales from the new 2,400 MW power plant at Jharsuguda. However, coal supplies to Jharsuguda were adversely affected due to heavy rainfall in the coal belt, affecting our ability to generate power at our rated capacity. While we are currently seeing higher power tariffs, H1 saw lower tariffs despite higher coal prices

The third unit of the Jharsuguda 2,400 MW (4x600MW) power project is expected to be commissioned in Q3 FY 2011-12. Work on the Talwandi Sabo supercritical power project is progressing as scheduled.105MW of the 150MW wind power expansion project has been commissioned by H1, and the balance 45MW is expected to be completed in the current quarter.

Sterlite Industries (India) Limited

Production Results for the Second Quarter and Half Year Ended 30 September 2011

Production Summary (Unaudited)

( in ‘000 tonnes, except as stated)

	Quarter ended 30 September			Half Year Ended 30 September
Particulars	2011	2010	Change	2011	2010	Change
Zinc India
Mined metal content	210	205	2%	398	387	3%
Zinc – refined	185	176	5%	378	341	11%
Lead - refined [1]	17	16	6%	33	31	6%
Silver (in ‘000 ounces) [2]	1,584	1,413	12%	3,088	2,806	10%
Zinc International
Mined metal content – BMM and Lisheen	77	—	—	157	—	—
Refined Zinc – Skorpion	37	—	—	76	—	—
Copper - India / Australia
Copper - Mined metal content	5	7	(29%)	11	14	(21%)
Copper - Cathodes	87	68	28%	161	145	11%
Aluminium
Korba II	60	65	(8%)	121	128	(5%)
Energy (in million units)[3]	1,748	463	278%	3,415	943	262%
SEL	1,267	49	—	2,404	49	—
BALCO 270 MW	387	362	7%	811	774	5%
HZL Wind	94	52	82%	200	120	66%

1.	Including captive consumption of 2,739 tonnes in H1 FY 2011-12 vs 2,812 tonnes in H1 FY 2010-11 and 1,348 tonnes in Q2 FY 2011-12 vs 1,646 tonnes in Q2 FY 2010-11.
2.	Including captive consumption of 463,000 ounces in H1 FY 2011-12 vs 474,000 ounces in H1 FY 2010-11 and 231,000 ounces in Q2 FY 2011-12 vs 277,000 ounces in Q2 FY 2010-11.
3.	Does not include sales of surplus power from captive power plants.

Sterlite Industries (India) Limited

Production Results for the Second Quarter and Half Year Ended 30 September 2011

For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. The company is setting up 5,040 MW independent thermal power plants through its subsidiary Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.